RiverNorth Flexible Municipal Income Fund II, Inc.
325 North LaSalle Street, Suite 645
Chicago, Illinois 60654

February 19, 2021

Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Flexible Municipal Income Fund II, Inc. (Registration Nos. 333-239784 and 811-23586)

Dear Ms. Rossotto:

The undersigned, RiverNorth Flexible Municipal Income Fund II, Inc., Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 2:00 p.m., Eastern Daylight Time, on February 23, 2021, or as soon thereafter as practicable.

Very truly yours,

RiverNorth Flexible Municipal Income Fund II, Inc.

By:	/s/ Marcus L. Collins
Marcus L. Collins